UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): December 7, 2016

AMERICAN MIDSTREAM PARTNERS, LP

(Exact name of Registrant as specified in its charter)

Delaware	001-35257	27-0855785
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. employer identification number)

2103 CityWest Boulevard Building #4, Suite 800 Houston, Texas		77042
(Address of principal executive offices)		(Zip code)

(713) 815-3900

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

Notes Offering

On December 7, 2016, American Midstream Partners, LP (the “Partnership”) and American Midstream Finance Corporation, a Delaware corporation and a wholly owned subsidiary of the Partnership (“American Midstream Finance”), issued a press release announcing that, subject to market and other conditions, the Partnership and American Midstream Finance intend to offer for sale $300 million in aggregate principal amount of senior unsecured notes due 2021 in a private offering to eligible purchasers that is exempt from registration under the Securities Act of 1933.

A copy of such press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Pro Forma Financial Information

As previously announced, on October 23, 2016, the Partnership agreed to acquire 100% of JP Energy Partners LP (“JPE”) in a unit-for-unit merger with JPE surviving as a wholly owned subsidiary of the Partnership.

The Partnership is filing its unaudited pro forma condensed consolidated financial statements (the “Pro Forma Financial Information”) to show the impact of the pending mergers on the Partnership’s condensed balance sheet as of September 30, 2016, and on its condensed consolidated statement of operations for the nine months ended September 30, 2016 and for the fiscal years ended December 31, 2015, December 31, 2014 and December 31, 2013, as set forth in Exhibit 99.2 to this report and presented in accordance with Article 11 of Regulation S-X. The Pro Forma Financial Information is derived from the historical consolidated financial statements of the Partnership and JPE as well as the entities underlying (i) the purchases by American Midstream Emerald, LLC, a wholly owned indirect subsidiary of the Partnership (“Emerald”), of membership interests in certain midstream entities from Emerald Midstream, LLC (the “Emerald Acquisitions”) and (ii) the purchase by the Partnership of a 26.33% interest in Pinto Offshore Holdings, LLC (the “Delta House Acquisition”).

The unaudited pro forma condensed consolidated balance sheet gives effect to (i) the merger of a wholly owned subsidiary of the Partnership with and into JPE, with JPE surviving as a wholly owned subsidiary of the Partnership (the “JPE Merger”), and (ii) the merger of a wholly owned subsidiary of the Partnership’s general partner (the “General Partner”) with and into JPE Energy GP II LLC (“JPE GP”), with JPE GP surviving as a wholly owned subsidiary of the General Partner (together with the JPE Merger, the “Mergers”), as if such Mergers had occurred on September 30, 2016. The unaudited pro forma condensed consolidated statement of operations gives effect to the Mergers as if they had occurred on January 1, 2013, and as if the Emerald Acquisitions and Delta House Acquisition had occurred on January 1, 2015.

Exhibit 99.2 is incorporated by reference into this Item 8.01.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between AMID and JPE. In connection with the proposed transaction, AMID filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus of AMID and JPE. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, AMID and JPE will each file with the SEC a definitive proxy statement/prospectus, and each of AMID and JPE will file other documents with respect to the proposed transaction and a definitive proxy statement/prospectus will be mailed to unitholders of JPE. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents (when they become available), and any other documents filed by AMID or JPE with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of AMID or JPE at the following:

American Midstream Partners, LP

2103 City West Blvd. Bldg. 4, Suite 800

Houston, TX 77042

Attention: Investor Relations

Phone: 713-815-3900

JP Energy Partners LP

600 East Las Colinas Blvd

Suite 2000

Irving, TX 75039

Attention: Investor Relations

Phone: 972-444-0300

Participants in the Solicitation

AMID, JPE and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed JPE Merger. Information regarding the directors and executive officers of AMID is contained in AMID’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on March 7, 2016. Information regarding the directors and executive officers of JPE is contained in JPE’s Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 29, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed LP Merger will be included in the proxy statement/prospectus.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

EXHIBIT NUMBER		DESCRIPTION

99.1	—	Press Release issued by American Midstream Partners, LP dated December 7, 2016.

99.2	—	Unaudited pro forma condensed consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN MIDSTREAM PARTNERS, LP

	By:	AMERICAN MIDSTREAM GP, LLC
its General Partner
Date: December 7, 2016
	By:	/s/ Eric Kalamaras
	Name:	Eric Kalamaras
	Title:	Senior Vice President and Chief Financial Officer

INDEX TO EXHIBITS

EXHIBIT NUMBER		DESCRIPTION

99.1	—	Press Release issued by American Midstream Partners, LP dated December 7, 2016.

99.2	—	Unaudited pro forma condensed consolidated financial statements.